Exhibit 99.1

ELBIT MEDICAL IMAGING ANNOUNCES THE SIGNING OF AN
AGREEMENT FOR THE SALE OF ITS 50% INDIRECT INTEREST IN THE
BUILDING KNOWN AS THE “BALLET INSTITUTE BUILDING”
LOCATED IN BUDAPEST, HUNGARY

Tel-Aviv, Israel, June 13, 2007, Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (“EMI”) today announces the signing of an Agreement for the sale of its 50% interest in Andrassy 25 Kft. to unrelated third party. Andrassy 25 Kft. owns the building known as the “Ballet Institute Building” located at Andrassy 25 Street which is in the center of Budapest and it is considered a preserved monument.

The transaction reflects an asset value of Euro 30 million (approximately US$ 40 million) in which EMI's share is Euro 15 million (approximately US$ 20 million).

As a result of this  transaction, EMI will record a gain (before tax) at the range of NIS 60-65 million (approximately US$ 14.3-15.5 million) in the second quarter of 2007.

Mr. Shimon Yizhaki, President, commented: “The hotel and tourist business in Budapest are at a pick these days, as such we have decided to grasp the opportunity and execute the sale of the landmark building located at Andrassy 25 St., Budapest, in order for us to concentrate EMI's hotel division efforts in Budapest to promote the "Obuda – Dream Island" project".

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com